UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 2, 2025, a Form 6-K with a Date of Report of June 2, 2025 (the “Unauthorized Form 6-K”) and signed by Mr. Louis Luo, who previously resigned as Chief Executive Officer of the Company effective as of May 30, 2025, was filed with the Securities and Exchange Commission (the “Commission”), purportedly on behalf of the Company. However, the current and legally designated management and board of directors of the Company (the “Management”) had no knowledge of such Unauthorized Form 6-K and was unaware of its existence until reviewing the same upon its filing with the Commission. Management disavows the Unauthorized Form 6-K, including the substance and legal efficacy of all assertions made therein.

Ms. Samantha Huang remains the Chief Executive Officer of the Company. Mr. Luo has no position or responsibilities at the Company since his resignation on May 30, 2025 and, therefore, does not have any authority to act on behalf of the Company.

Management believes that the purported actions or events described in the Unauthorized Form 6-K are not legally valid, and that the person or persons who filed, or who participated in or directed the filing of, such Unauthorized Form 6-K were not legally entitled to do so under the federal securities laws.

The Company encourages all stakeholders to seek accurate information from the Company’s official communications channels and refrain from acting on unauthorized statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Executive Director